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                                                                    EXHIBIT 99.5


                        NOTIFICATION TO PLAN PARTICIPANTS
                        ---------------------------------
                         REGARDING AMENDMENT TO THE PLAN
                         -------------------------------


Notification to participants in the Farmers National Banc Corp. Dividend Reinvestment Plan.


Dear Plan Participant:

The Farmers National Banc Corp. Dividend Reinvestment Plan has recently been amended. The Amended Plan includes a change in how the price for each share purchased by the Plan is established. Prior to the Amended Plan, the purchase price for each share purchased by the Plan was the weighted average price of all share transactions reported to the Administrator of the Plan since the preceding Dividend Record Date.

In an effort to establish a purchase price per share for the Plan which more closely relates to the market price for the shares, the Plan now establishes the purchase price per share based upon the weighted average price for all share transactions reported to the Administrator of the Plan during the twenty calendar days immediately prior to the Dividend Record Date. This Amendment allows the Plan to price the shares more proximately to the current market price. No other material amendments have been made to the Plan.

Please contact Frank L. Paden, President and Secretary, Farmers National Banc Corp., P. O. Box 555, Canfield, OH 44406, (330) 533-3341 if you have questions regarding this Amendment.
















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